FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May, 2008
SUN MEDIA CORPORATION

(Translation of registrant’s name into English)
333 King Street East, Toronto, Ontario M5A 3X5 CANADA

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

Quarterly Report for the Period Ending
March 31, 2008 of
SUN MEDIA CORPORATION
Filed in this Form 6-K
Documents index
1.	Quarterly report for the period ending March 31, 2008 for Sun Media Corporation

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
FIRST QUARTER 2008
COMPANY PROFILE
Sun Media Corporation (“Sun Media” or the “Company”), a newspaper publishing company, is a subsidiary of Quebecor Media Inc. (“Quebecor Media”), itself a subsidiary of Quebecor Inc. Sun Media publishes 207 publications across Canada in urban and community markets. The Urban Daily Group consists of eight paid daily newspapers, and three weekly publications as well as Sun Media’s distribution business, Messageries Dynamiques. In addition, the Urban Daily Group operates seven free daily publications, 24 Hours in Toronto, Ottawa, Calgary, Edmonton and Vancouver and 24 Heures in Montreal and Ottawa. The Community Newspaper Group includes the majority of Sun Media’s other publications, including nine paid daily community newspapers and 180 weekly newspapers, weekly shopping guides and agricultural and other specialty publications. The Community Newspaper Group has its own distribution sales operation, NetMedia. Sun Media also owns a 25% interest in SUN TV Company (“SUN TV”), a general interest television station in Toronto, Ontario.
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations covers the main activities of the first quarter of 2008 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report (Form 20-F) for the year ended December 31, 2007. References to Canadian dollars, Cdn$ and $ are to the currency of Canada, and references to U.S. dollars and US$ are to the currency of the United States.
OPERATING RESULTS
The comments and analysis in this report are based on Sun Media’s primary financial statements, which are prepared in accordance with Canadian GAAP (elements of the reconciliation to U.S. GAAP are presented in note 12 of the attached unaudited consolidated financial statements).
Management uses the supplemental financial measure operating income. Sun Media defines operating income as net income before amortization, financial expenses, reserve for restructuring of operations, equity losses and impairment, income taxes and non-controlling interest. Operating income, and ratios using this measure, are not required by or recognized under Canadian GAAP or U.S. GAAP. Operating income is not intended to be a measure that should be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses; it should not be considered in isolation as a substitute for measures of performance prepared in accordance with Canadian GAAP and U.S. GAAP. Operating income is used by Sun Media because management believes it is a meaningful measure of performance commonly used in the publishing industry and by the investment community to analyze and compare companies. Operating income has limitations as an analytical tool, including:
•	it does not reflect financial expenses including interest payments, or the cash necessary to pay interest and other financial expenses;

•	it does not reflect income tax expense or the cash necessary to pay income taxes;

•	although amortization is a non-cash charge, the assets being amortized will often have to be replaced in the future, and operating income does not reflect cash requirements for such capital expenditures;

•	it does not reflect the cash required to pay expenses relating to the Company’s restructuring initiatives;

•	it does not reflect cash outlays for future contractual commitments;

•	it does not reflect impairments or equity losses, including equity losses in and advances to SUN TV.
Sun Media’s definition of operating income is not identical to similarly titled measures reported by other companies, limiting the usefulness of operating income as a comparative measure. The following table provides the reconciliation of net income to operating income under Canadian and U.S. GAAP and the reconciliation of operating income to cash provided by operating activities under Canadian and U.S. GAAP, for the three months ended March 31, 2008 and 2007.

1

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
FIRST QUARTER 2008

	Three Months Ended March 31,
	2008	2007	2008	2007
	Canadian GAAP		U.S. GAAP
		(In thousands of Canadian dollars)
Net income	$20,986	$17,432	$20,633	$16,621
Amortization	5,622	7,908	5,637	7,923
Restructuring charges	1,586	5,924	1,586	5,924
Financial expenses	4,884	5,159	4,213	5,704
Equity loss on investment in SUN TV	562	537	562	537
Income taxes	4,147	(1,114)	3,946	(713)
Non-controlling interest	125	307	125	307

Operating income	$37,912	$36,153	$36,702	$36,303
Restructuring charges	(1,586)	(5,924)	(1,586)	(5,924)
Financial expenses	(4,884)	(5,159)	(4,213)	(5,704)
Current income taxes	(233)	(276)	(233)	(276)
Net unrealized loss on foreign currency translation and financial instruments	(5,886)	(6,055)	(6,557)	(5,510)
Other	352	483	352	483
Change in non-cash operating working capital	(14,480)	6,759	(13,270)	6,609

Cash provided by operating activities	$11,195	$25,981	$11,195	$25,981

Three Months Ended March 31, 2008 compared to the Three Months Ended March 31, 2007
Revenues

	Three months ended March 31
	2008	2007
	(in millions of Canadian dollars)
Revenues:
Advertising	$165.6	$169.5
Circulation	35.1	38.7
Commercial printing and other	12.5	12.1

Total revenues	$213.2	$220.3

Consolidated revenues for the three months ended March 31, 2008 were $213.2 million compared to $220.3 million for the three months ended March 31, 2007, a decrease of $7.1 million.
Advertising revenues were $165.6 million for the three months ended March 31, 2008, a decrease of $3.9 million, or 2.3%, from $169.5 million for the three months ended March 31, 2007. Continued growth in the free daily publications was offset by advertising revenue declines of 4.7% in the Company’s paid urban daily newspapers and 1.2% in the community publications. Advertising linage in the paid urban daily newspapers declined 3.0%, largely as a result of weaker national sales.
Circulation revenues were $35.1 million for the three months ended March 31, 2008, a decrease of $3.6 million, or 9.3%, from $38.7 million for the three months ended March 31, 2007. Circulation revenues continued to decline in many of our markets during the quarter, a trend that is consistent with other companies in the newspaper industry.

2

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
FIRST QUARTER 2008
Commercial printing and other revenues of $12.5 million for the three months ended March 31, 2008, were $0.4 million, or 3.3%, higher than the same period in the prior year. The increase was partly due to new related party printing contracts resulting from the recent acquisition of a newspaper publishing company, Osprey Media, by our parent company. In addition, the recent expansion of our press at the Winnipeg Sun has generated incremental printing revenue.
Cost of Sales, Selling and Administrative Expenses
Cost of sales, selling and administrative expenses were $175.3 million for the three months ended March 31, 2008, a decrease of $8.9 million, or 4.8%, from $184.2 million for the three months ended March 31, 2007.
Payroll expenses were $83.9 million for the three months ended March 31, 2008, a decrease of $7.7 million, or 8.4%, from $91.6 million for the three months ended March 31, 2007. Payroll expenses decreased in the quarter primarily due to labour savings resulting from the labour disruption at the Journal de Québec, restructuring initiatives implemented in the areas of production, editorial and other general workforce reduction programs, and reduced stock compensation expense of $1.8 million. In addition, there were one-time charges recorded in 2007 by the Journal de Montréal relating to an unfavourable ruling on the lockout of its press employees. These savings were partly offset by normal wage and benefit increases.
Newsprint expense for the three months ended March 31, 2008 was $20.4 million, a decrease of $4.4 million, or 17.7%, from $24.8 million in 2007. The decrease was mainly the result of favourable newsprint pricing as compared to the prior year.
Other expenses were $71.0 million for the three months ended March 31, 2008, an increase of $3.2 million, or 4.7%, from $67.8 million for the three months ended March 31, 2007. Operating costs were higher as a result of the launch of the new 24 Hours publications in Calgary and Edmonton. In addition, incremental expenses were incurred this quarter as a result of the ongoing labour disruption at the Journal de Québec.
Operating income was $37.9 million for the three months ended March 31, 2008, an increase of $1.8 million, or 5.0%, from $36.1 million for the three months ended March 31, 2007. The increase in operating income can be attributed to improved operating results in the western paid urban dailies, higher earnings at the Journal de Montréal which incurred incremental lockout costs in 2007, and continued growth in the free daily publications. Significant labour and newsprint savings were the primary drivers of the improvement in operating income.
The Company’s operating income margin for the three months ended March 31, 2008 was 17.8% compared to 16.4% for the three months ended March 31, 2007.
Amortization expense was $5.6 million for the three months ended March 31, 2008 compared to $7.9 million for the three months ended March 31, 2007, which included an additional amortization charge of $2.0 million related to the shortened estimated useful life of production equipment associated with the consolidation and relocation of the Company’s printing plants.
Restructuring charges for the three months ended March 31, 2008 were $1.6 million (2007 — $5.9 million) relating to the production and other general workforce reduction programs. During the quarter, payments of $2.9 million (2007 — $3.8 million) have been made as a result of these plans.
Financial expenses for the three months ended March 31, 2008 were $4.9 million, a decrease of $0.3 million from $5.2 million for the three months ended March 31, 2007. For the three months ended March 31, 2008, the Company recorded a net unrealized gain on derivative instruments of $5.9 million, compared to a net unrealized gain of $6.1 million in the comparable period last year. Interest on long-term debt, including interest on the subordinated loan with a related party, and other financial expenses decreased by $0.5 million.

3

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
FIRST QUARTER 2008
The Company also earned dividend income of $15.4 million during the three months ended March 31, 2008 (2007 — $16.9 million) comprised of dividend income on its investments in Quebecor Media preferred shares of $15.1 million (2007 — $16.0 million) and dividend income on its investment in SUN TV preferred shares of $0.3 million (2007 — $0.9 million). Concurrently, the Company incurred interest expense of $14.9 million during the three months ended March 31, 2008 (2007 — $16.4 million) comprised of interest expense on its convertible obligation to Quebecor Media of $14.7 million (2007 — $15.5 million) and interest expense on its convertible obligation to SUN TV of $0.2 million (2007 — $0.9 million).
Sun Media’s income tax expense was $4.2 million for the three months ended March 31, 2008 compared to an income tax recovery of $1.1 million for the three months ended March 31, 2007. The following table summarizes the main components which resulted in the Company’s income tax expense (recovery) for the three months ended March 31, 2008 and 2007:

	Three months ended March 31,
	2008	2007
	(in millions of Canadian dollars)
Income taxes at domestic tax rate	$8.5	$3.8
Increase (reduction) resulting from:
Dividend income from related parties	(4.8)	(5.7)
Effect of provincial tax rate differences	(0.5)	(0.3)
Effect of non-deductible charges, non-taxable income and tax rate variations	0.9	1.6
Utilization of deferred credit	0.1	(0.5)

Income taxes	$4.2	$(1.1)

In the three months ended March 31, 2008, the Company recorded an equity loss of $0.5 million (2007 — $0.5 million) with respect to its investment in SUN TV, which is a related company. In addition, earnings relating to a non-controlling interest were $0.1 million in the quarter (2007 — $0.3 million).
Net income for the three months ended March 31, 2008 was $21.0 million compared to $17.4 million in 2007. The increase of $3.6 million can be attributed to lower restructuring charges of $4.3 million, less amortization of $2.3 million, higher operating income of $1.8 million, reduced financial expenses of $0.3 million and a reduction in earnings attributed to a non-controlling interest of $0.2 million. These increases were offset by an increase in income tax expense of $5.3 million.
LIQUIDITY AND CAPITAL RESOURCES
Sources of Liquidity and Capital Resources
Sun Media’s primary sources of liquidity and capital resources are funds from operations, financing from bank credit facilities and related parties.
Funds from operations.    In the three months ended March 31, 2008, cash provided by operating activities was $11.2 million, a decrease of $14.8 million, from $26.0 million in 2007. Changes in non-cash balances related to operations decreased cash by $21.2 million. The decrease was largely attributable to payments for stock compensation, the timing of payments for newsprint and other operating expenses, and lower collections on accounts receivable which is consistent with lower revenues in the quarter.

4

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
FIRST QUARTER 2008
Financing from bank credit facilities.     As at March 31, 2008, Sun Media had bank indebtedness of $9.2 million. In addition, as at March 31, 2008, the Company had an outstanding balance of $34.0 million on its revolving credit facility of $70.0 million. The funds from the bank indebtedness and the revolving credit facility, in addition to cash generated from operations, were used to pay dividends of $58.0 million to Sun Media’s parent company, Quebecor Media. On April 10, 2008, subsequent to the end of the quarter, the Company received proceeds of $24.0 million from a subordinated loan with Quebecor Media which were used to repay a portion of the revolving credit facility.
Liquidity and Capital Resource Requirements
Sun Media’s principal liquidity and capital resource requirements consist of payment of dividends or other distributions, capital expenditures to maintain, improve or update facilities and the service and repayment of debt.
Payment of dividends or other distributions.     In the three months ended March 31, 2008, Sun Media paid dividends of $58.0 million (2007 — $5.0 million) on its outstanding common shares, to its shareholder.
Capital expenditures to maintain, improve or update facilities.     In the three months ended March 31, 2008, the Company spent $3.0 million (2007 — $6.1 million) to fund capital expenditures. The Company continues to invest in new information systems and production equipment across the organization and management expects to increase spending in these areas during the remainder of the year.
Service and repayment of debt.     During the three months ended March 31, 2008, Sun Media made cash interest payments of $18.0 million including interest paid on convertible obligations (2007 — $49.4 million) and debt repayments of $0.1 million on its long-term debt (2007 — $1.0 million).
Cash management and financial position
Management expects that its principal needs for cash relating to Sun Media’s existing operations will be to fund operating activities and working capital, capital expenditures, distributions to its shareholder, debt repayment and debt service. Management also believes that cash flow from operations and the available sources of financing described above will be sufficient to cover the Company’s principal cash requirements.
As at March 29, 2008, Sun Media had bank indebtedness of $9.2 million. In addition, the Company’s debt, including the current portion was $271.5 million compared to the December 31, 2007 balance of $225.1 million. The increase in debt of $46.4 million resulted partly from the issuance of debt (net of deferred financing costs) of $34.0 million, offset by a mandatory debt repayment of $0.1 million. The remaining increase in debt of $12.5 million related to adjustments in fair value, foreign exchange fluctuations and amortization of deferred financing fees.
Contractual Obligations
As of March 31, 2008, material contractual obligations included principal and interest repayments on convertible obligations, principal and interest repayments on long-term debt, principal and interest on subordinated loan, obligations related to derivative financial instruments and operating lease arrangements. There was no material change during the first three months of 2008 compared to the disclosures in the Annual Report for the financial year ended December 31, 2007 (Form 20-F).

5

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
FIRST QUARTER 2008
Financial Instruments
Virtually all of the Company’s revenues and operating expenses are denominated in Canadian dollars and, as a result, it has minimal exposure to foreign currency exchange risk with respect to revenues and operating expenses. However, the Company’s Senior Notes are denominated in U.S. dollars and interest and principal repayments thereon must be paid in U.S. dollars. The Company has entered into cross-currency swap agreements for 100% of its U.S. dollar-denominated debt obligations. As a result, fluctuations of the Canadian dollar against the U.S. dollar will not generate foreign exchange economic gains or losses on the Company’s debt. Sun Media also uses interest rate swaps in order to manage the impact of interest rate fluctuations on its long-term debt. The Company does not hold or use any derivative instruments for trading purposes.
During the three-month period ended March 31, 2008, Sun Media recorded a net gain of $11.9 million on derivative financial instruments for which hedge accounting is not applied and on embedded derivatives not closely related to their host contract (net loss of $0.7 million in 2007). This was offset by a net loss on foreign currency translation of financial instruments of $5.7 million (2007 — net gain of $3.3 million). Also, during the three-month period ended March 31, 2008, Sun Media recorded a loss of $0.3 million for the ineffective portion of fair value hedges (2007 — net gain of $3.5 million).
RECENT ACCOUNTING DEVELOPMENTS IN CANADA
Canadian GAAP
In January 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and amendments to AcG-11, Enterprises in the Development Stage. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effects of adopting this standard.
U.S. GAAP
On January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157) that enhance guidance for using fair value to measure assets and liabilities. In February 2008, the FASB issued FASB Staff Position (FSP) FAS 157-1, “Application of SFAS 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,” which removes certain leasing transactions from the scope of SFAS No. 157, and FSP FAS 157-2, “Effective Date of SFAS 157,” which defers the effective date of SFAS 157 for one year for certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company is still in the process of evaluating this standard with respect to its effect on non-financial assets and liabilities and has not yet determined the impact that it will have on its financial statements upon full adoption in 2009.
In December 2007, the FASB issued SFAS 141 (Revised 2007), Business Combinations (SFAS 141R), and SFAS 160, Non-controlling Interests in Consolidated Financial Statements (SFAS 160), to improve and converge internationally the accounting for business combinations, the reporting of non-controlling interests in consolidated financial statements, accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The provisions of SFAS 141R apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008 and SFAS 160 shall be affective as of the beginning of 2009. The Company is currently evaluating the impact of adopting SFAS 141R and SFAS 160 on its consolidated financial statements.

6

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
FIRST QUARTER 2008
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (SFAS 159). The statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The Company adopted SFAS No. 159 on January 1, 2008 with no impact on its consolidated financial statements.
International Financial Reporting Standards (“IFRS”)
In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged into IFRS as issued by the International Accounting Standards Board (“IASB”) over a transitional period to be completed by 2011. The Company will be required to report under IFRS for its 2011 interim and annual financial statements. The Company is currently assessing the impacts of the IFRS convergence initiative.
Forward-looking statements
This quarterly report contains forward-looking statements with respect to the Company’s financial condition, results of operations, business strategies and certain plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industry in which Sun Media operates as well as beliefs and assumptions made by management. Such statements include, in particular, statements about plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although management believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: anticipated business strategies; anticipated trends in business; and the Company’s ability to continue to control costs. Management can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:
•	general economic, financial or market conditions;

•	the intensity of competition within the newspaper industry and from other communications and advertising media and platforms;

•	cyclical and seasonal variations in the businesses of local, regional or national advertisers and in the Company’s advertising revenue;

•	labour disputes or strikes;

•	changes in the Company’s ability to obtain raw materials critical to the operations, such as newsprint, in sufficient quantities and at reasonable prices;

•	exchange rate fluctuations that affect the Company’s ability to repay its U.S. dollar-denominated debt; and

•	interest rate fluctuations that affect Sun Media’s ability to repay its U.S. dollar-denominated debt, or that could impact Sun Media’s accounting estimates.
Management cautions you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in the Quarterly Report, and in Sun Media’s Annual Report on Form 20-F, for the

7

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
FIRST QUARTER 2008
fiscal year ended December 31, 2007, including under the section “Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. Sun Media will not update these statements unless securities laws require it to do so. Management advises you to consult any documents the Company may file or furnish with the U.S. Securities and Exchange Commission.

8

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of Canadian dollars)
(Unaudited)

	Three months ended March 31,
	2008	2007
REVENUES	$213,248	$220,272
Cost of sales and selling and administrative expenses	175,336	184,119
Amortization	5,622	7,908
Financial expenses (note 3)	4,884	5,159
Reserve for restructuring of operations (note 4)	1,586	5,924
Equity loss on investment in SUN TV Company	562	537

INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	25,258	16,625
Income taxes:
Current	233	276
Future	3,914	(1,390)

	4,147	(1,114)

	21,111	17,739
Non-controlling interest	125	307

NET INCOME	$20,986	$17,432

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND SHAREHOLDER’S EQUITY
(In thousands of Canadian dollars)
(Unaudited)

	Three months ended March 31,
	2008	2007
COMPREHENSIVE INCOME:
Net income	$20,986	$17,432
Other comprehensive income, net of income taxes:
Net gain on derivative instruments, net of income taxes of $686 in 2008 and $470 in 2007	1,521	222

Comprehensive income	$22,507	$17,654

			Accumulated
			Other
			Comprehensive	Total
	Capital	Retained	Income (Loss)	Shareholder's
	Stock	Earnings	(note 8)	Equity
SHAREHOLDER’S EQUITY:
Balance as of December 31, 2006	$261,801	$38,894	$—	$300,695
Cumulative effect of changes in accounting policies	—	2,783	(116)	2,667
Net income	—	17,432	—	17,432
Dividends	—	(5,000)	—	(5,000)
Other comprehensive income, net of income taxes	—	—	222	222

Balance as of March 31, 2007	$261,801	$54,109	$106	$316,016
Net income		99,965	—	99,965
Dividends	—	(77,000)	—	(77,000)
Other comprehensive loss, net of income taxes	—	—	(1,627)	(1,627)
Purchase of tax deductions and other assets from a company under common control	10,627	—	—	10,627

Balance as of December 31, 2007	$272,428	$77,074	$(1,521)	$347,981
Net income	—	20,986	—	20,986
Dividends	—	(58,000)	—	(58,000)
Reversal of other comprehensive loss, net of income taxes	—	—	1,521	1,521

Balance as of March 31, 2008	$272,428	$40,060	$—	$312,488

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of Canadian dollars)
(Unaudited)

	Three months ended March 31,
	2008	2007
CASH FLOWS RELATED TO OPERATIONS
Net income	$20,986	$17,432
Adjustments for:
Amortization of property, plant and equipment	5,306	7,609
Amortization of other assets	316	299
Net gain on derivative instruments and on foreign currency translation of financial instruments (note 3)	(5,886)	(6,055)
Amortization of deferred financing costs and long-term debt discount	352	483
Future income taxes	3,914	(1,390)
Non-controlling interest	125	307
Equity loss on investment in SUN TV Company	562	537

	25,675	19,222
Changes in non-cash balances related to operations	(14,480)	6,759

Cash flows provided by operations	11,195	25,981

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Additions to property, plant and equipment	(2,983)	(6,096)
Other	(539)	6

Cash flows used in investing activities	(3,522)	(6,090)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Increase in bank indebtedness	9,195	—
Net borrowings under revolving bank facilities	33,943	—
Increase in (repayment of) long-term debt, net of financing fees	28	(170)
Repayment of long-term debt	(100)	(973)
Dividends	(58,000)	(5,000)
Other	—	(250)

Cash flows used in financing activities	(14,934)	(6,393)

Increase (decrease) in cash and cash equivalents	(7,261)	13,498
Cash and cash equivalents — beginning of period	7,261	3,865

CASH AND CASH EQUIVALENTS — END OF PERIOD	$—	$17,363

CHANGES IN NON-CASH OPERATING WORKING CAPITAL
Accounts receivable	$6,517	$11,716
Inventories	(442)	687
Accrued restructuring charges	(1,268)	2,122
Accounts payable and accrued liabilities	(18,559)	(4,933)
Dividend income receivable from related companies	(15,412)	15,401
Interest payable on convertible obligations to related companies	14,915	(14,936)
Other	(231)	(3,298)

	$(14,480)	$6,759

Cash interest payments (including interest paid on convertible obligations)	$17,964	$49,423
Cash income tax payments	$262	$354
See accompanying notes to consolidated financial statements

SUN MEDIA CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars except for share information)
(Unaudited)

	March 31,	December 31,
	2008	2007
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$—	$7,261
Accounts receivable	132,673	139,190
Income taxes	781	1,445
Dividend income receivable from related companies (note 5)	17,113	1,701
Inventories	6,986	6,544
Prepaid expenses	5,492	3,973
Future income taxes	20,603	23,527

	183,648	183,641
INVESTMENT IN PREFERRED SHARES OF RELATED COMPANIES (NOTE 5)	569,750	569,750
EQUITY INVESTMENT IN SUN TV COMPANY	3,173	3,735
PROPERTY, PLANT AND EQUIPMENT	147,777	150,100
FUTURE INCOME TAXES	36,433	36,224
OTHER ASSETS	16,471	17,291
GOODWILL	769,159	769,159

	$1,726,411	$1,729,900

LIABILITIES AND SHAREHOLDER’S EQUITY
CURRENT LIABILITIES
Bank indebtedness	$9,195	$—
Accounts payable and accrued charges	130,298	150,125
Deferred revenue	18,604	19,094
Interest payable on convertible obligations to related companies (note 5)	16,561	1,646
Current portion of long-term debt (note 6)	400	400

	175,058	171,265
LONG-TERM DEBT (NOTE 6)	271,109	224,745
SUBORDINATED LOAN TO RELATED COMPANY (NOTE 5)	237,500	237,500
DERIVATIVE FINANCIAL INSTRUMENTS (NOTE 11)	112,858	133,090
OTHER LIABILITIES	25,054	24,985
FUTURE INCOME TAXES	21,609	19,724
NON-CONTROLLING INTEREST	985	860
CONVERTIBLE OBLIGATIONS TO RELATED COMPANIES (NOTE 5)	569,750	569,750
SHAREHOLDER’S EQUITY
Capital stock	272,428	272,428
Retained earnings	40,060	77,074
Accumulated other comprehensive loss (note 8)	—	(1,521)

	312,488	347,981

Subsequent event (note 13)	$1,726,411	$1,729,900

See accompanying notes to consolidated financial statements

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month period ended March 31, 2008
(In thousands of Canadian dollars except for share information)
(Unaudited)
NATURE OF BUSINESS
The primary operation of Sun Media Corporation (“Sun Media” or “the Company”) is newspaper publishing. The Company publishes urban daily newspapers, community newspapers, as well as other specialty publications in communities across Canada. Sun Media is also active in the newspaper, magazine and flyer distribution business. In addition, Sun Media provides a wide range of commercial printing and other related services to third parties through its national network of production and printing facilities. Sun Media also owns a 25% interest in SUN TV Company (“SUN TV”), a general interest television station in Toronto, Ontario.
1.	BASIS OF PRESENTATION
These unaudited interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The significant differences between GAAP in Canada and in the United States are described in note 12. Sun Media has consistently applied the same accounting policies described in the Company’s latest audited annual consolidated financial statements. However, these unaudited interim consolidated financial statements do not include all the disclosures required under GAAP in Canada and accordingly should be read in conjunction with Sun Media’s latest audited annual consolidated financial statements and notes thereto.
Sun Media’s business is seasonal due, among other factors, to seasonal advertising patterns and influences on people’s reading habits. Because the Company depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results.
References to Canadian dollars, Cdn$ and $ are to the currency of Canada, and references to U.S. dollar and US$ are to the currency of the United States.
Certain comparative figures for the previous period have been reclassified to conform to the presentation adopted for the three-month period ended March 31, 2008.
2.	FUTURE CHANGES IN ACCOUNTING POLICIES
In January 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and amendments to AcG-11, Enterprises in the Development Stage. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effects of adopting this standard.
In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged into International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) over a transitional period to be completed by 2011. The Company will be required to report under IFRS for its 2011 interim and annual financial statements. The Company is currently assessing the impacts of the IFRS convergence initiative.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month period ended March 31, 2008
(In thousands of Canadian dollars except for share information)
(Unaudited)
3.	FINANCIAL EXPENSES

	Three months ended March 31,
	2008	2007
Interest on long-term debt	$6,945	$11,580
Interest on subordinated loan to related party (note 5)	4,134	—
Amortization of financing costs	221	364
Net gain on derivative instruments and on foreign currency translation of financial instruments (a)(b)	(5,886)	(6,055)
Interest on convertible obligations to related companies (note 5)	14,915	16,396
Dividend income on preferred shares of related companies (note 5)	(15,412)	(16,910)
Other	(33)	(216)

	$4,884	$5,159

(a)	During the three-month period ended March 31, 2008, the Company recorded a net gain of $11,940 on embedded derivatives not closely related to their host contract and derivative instruments for which hedge accounting is not used (2007 — net loss of $674), which was offset by a net loss on foreign currency translation of financial instruments of $5,776 (2007 — net gain of $3,267).

(b)	During the three-month period ended March 31, 2008, the Company recorded a loss of $278 for the ineffective portion of fair value hedges (2007 — gain of $3,462).
4.	RESERVE FOR RESTRUCTURING OF OPERATIONS
In August 2005, Quebecor Media Inc. (“Quebecor Media”) announced a plan to invest in two new printing facilities located in Toronto (Ontario) and in Saint-Janvier-de-Mirabel (Quebec). As part of the plan, Sun Media has and will continue to transfer the printing of certain of its publications in Ontario and Quebec to the new facilities. These projects result in the elimination of the production related positions at the Toronto Sun, the Ottawa Sun and le Journal de Montréal. During the quarter, the Company recorded termination benefits of $589 (2007 — $856) and made payments to production employees of $1,705 (2007 — $653) as a result of these plans.
In 2006, 2007 and 2008, Sun Media has implemented a number of voluntary and involuntary general workforce reduction initiatives. During the three months ended March 31, 2008, the Company recorded termination benefits of $997 (2007 — $3,323) and made payments of $1,149 (2007 — $2,105) relating to these workforce reduction initiatives.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month period ended March 31, 2008
(In thousands of Canadian dollars except for share information)
(Unaudited)
In addition, the Company recorded termination benefits of $1,745 in 2007 and made payments of $1,044 relating to a restructuring initiative in news production operations.
Continuity of Reserve for Restructuring

Balance at December 31, 2006	$12,778
Workforce reduction initiatives	5,924
Payments	(3,802)

Balance at March 31, 2007	14,900
Workforce reduction initiatives	3,958
Payments	(13,022)

Balance at December 31, 2007	5,836
Workforce reduction initiatives	1,586
Payments	(2,854)

Balance at March 31, 2008	$4,568

5.	TRANSACTIONS WITH RELATED COMPANIES

(a)	Investment in and Convertible Obligations Issued to Quebecor Media
The following tables summarize the Company’s issuance of convertible obligations, and investments in Quebecor Media Preferred Shares:

	Convertible Obligation Issue
Issue or Redemption Date	2008	2020	2021	2022	Total
Balance — January 1, 2007 and March 31, 2007	$235,000	$200,000	$120,000	$—	$555,000
July 13, 2007	(235,000)	—	—	—	(235,000)
July 27, 2007	—	—	—	240,000	240,000

Balance — December 31, 2007 and March 31, 2008	$—	$200,000	$120,000	$240,000	$560,000

	Quebecor Media Preferred Shares
	12.50%	10.85%	10.85%
Issue or Redemption Date	Series A	Series F	Series G	Total
Balance — January 1, 2007 and March 31, 2007	$235,000	$320,000	$—	$555,000
July 13, 2007	(235,000)	—	—	(235,000)
July 27, 2007	—	—	240,000	240,000
December 20, 2007	—	(320,000)	320,000	—

Balance — December 31, 2007 and March 31, 2008	$—	$—	$560,000	$560,000

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month period ended March 31, 2008
(In thousands of Canadian dollars except for share information)
(Unaudited)
During the three months ended March 31, 2008, the interest expense on the Company’s convertible obligations amounted to $14,660 (2007 — $15,496). For the three months ended March 31, 2008, the total interest paid on the convertible obligations was $nil (2007 — $31,332). As at March 31, 2008, the unpaid interest on the convertible obligations was $16,271 (December 31, 2007 — $1,611).
During the three months ended March 31, 2008, dividends of $15,148 (2007 — $15,980) were declared on the Cumulative First Preferred Shares of Quebecor Media. Sun Media received payments of dividend income of $nil (2007 — $32,311) from Quebecor Media during the three months ended March 31, 2008. As at March 31, 2008, the unpaid dividend receivable from Quebecor Media was $16,813 (December 31, 2007 — $1,665).
(b)	Investment In and Convertible Obligation Issued to SUN TV
The following table summarizes the Company’s issuance of convertible obligations and its investment in SUN TV preferred shares:

	Convertible
	Obligation Issue	SUN TV
	2020	Preferred Shares
Issue or Redemption Date
Balance — January 1, 2007 and March 31, 2007	$34,375	$34,375
December 20, 2007	(24,625)	(24,625)

Balance — December 31, 2007 and March 31, 2008	$9,750	$9,750

During the three months ended March 31, 2008, interest expense on the convertible obligation amounted to $255 (2007 — $900) and total interest paid by Sun Media was $nil (2007 — $nil). As at March 31, 2008, the unpaid interest on the convertible obligation was $290 (December 31, 2007 — $35).
During the three months ended March 31, 2008, dividends of $264 (2007 — $930) were declared on the SUN TV Preferred Shares and Sun Media received payments of dividend income of $nil (2007 — $nil). As at March 31, 2008, the unpaid dividend receivable from SUN TV was $300 (December 31, 2007 — $36).
(c)	Management Fees to Quebecor Media
During the three months ended March 31, 2008, Quebecor Media charged the Company for management fees in the amount of $1,500 (2007 — $1,800) which is reflected in cost of sales, selling and administrative expenses. As at March 31, 2008, there was an outstanding payable balance relating to the management fees of $415 (2007 — $nil).
(d)	Subordinated Loan
On October 31, 2007, the Company entered into a $237,500 subordinated loan agreement (“Subordinated Loan 2013”) with Quebecor Media which bears interest at an annual rate of 7.00% and matures on October 31, 2013. The Subordinated Loan 2013 is prepayable by the Company, in whole or in part, including accrued interest, at any time prior to maturity. Quebecor Media may, upon the occurrence of certain events, cause the outstanding principal and accrued interest to become immediately due and payable.
Interest expense for the three months ended March 31, 2008 was $4,134 (2007 — $nil). For the three months ended March 31, 2008, the total interest paid on the Subordinated Loan 2013 was $4,135 (2007 - $nil). As at March 31, 2008, interest payable was $591 (December 31, 2007 — $592). The balance of Subordinated Loan 2013 as at March 31, 2008 was $237,500.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month period ended March 31, 2008
(In thousands of Canadian dollars except for share information)
(Unaudited)
On April 10, 2008, subsequent to the end of the period, the Company entered into an additional $24,000 subordinated loan agreement (“Subordinated Loan 2014”) with Quebecor Media which bears interest at an annual rate of 7.00% and matures on April 10, 2014. The proceeds of Subordinated Loan 2014 were used to pay down a portion of the balance drawn on the Company’s revolving credit facilities (note 6(a)). Aside from the maturity date, the Subordinated Loan 2014 has the same principal terms and conditions as the Subordinated Loan 2013.
(e)	Other Transactions
The Company has earned revenue for advertising and other services provided to and incurred expenses for purchases and services obtained from related companies at prices and conditions prevailing on the market. The majority of related party purchases were for printing services.
6.	LONG-TERM DEBT

	March 31,	December 31,
	2008	2007
Bank credit facilities (a)	$72,992	$39,091
Senior notes (b)	207,315	198,910

	280,307	238,001
Change in fair value related to hedged interest rate risk	(5,378)	(8,571)
Adjustment related to embedded derivatives	753	82
Financing fees, net of amortization	(4,173)	(4,367)

	271,509	225,145
Less: Current portion	400	400

	$271,109	$224,745

(a)	As at March 31, 2008, $33,943 was drawn on the Company’s revolving credit facility of $70,000 (December 31, 2007 — $nil).

(b)	Period-end exchange rates were used to translate foreign-denominated debt.
7.	STOCK-BASED COMPENSATION
The following table provides details of changes to outstanding options of Sun Media employees in the stock-based compensation plan of Quebecor Media for the three-month period ended March 31, 2008:

		Weighted-average
	Number	exercise price
Outstanding options, as at December 31, 2007	1,370,748	$30.65
Options exercised during three months ended March 31, 2008	(640,461)	$17.34

Outstanding options, as at March 31, 2008	730,287	$42.33

Vested options, as at March 31, 2008	9,123	$29.16

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month period ended March 31, 2008
(In thousands of Canadian dollars except for share information)
(Unaudited)
During the three months ended March 31, 2008, the Company recognized a stock compensation recovery of $383 (2007 expense of $1,412) related to the Quebecor Media stock-based compensation plan. During the first quarter of 2008, 640,461 stock options were exercised for cash consideration of $19,161 of which $13,903 was paid after the end of the quarter.
8.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Balance — December 31, 2006	$—
Cumulative effect of changes in accounting policies	(116)
Other comprehensive income, net of income taxes of $470	222

Balance — March 31, 2007	106
Other comprehensive loss, net of income taxes of $170	(1,627)

Balance — December 31, 2007	(1,521)
Reversal of other comprehensive loss, net of income taxes of $686	1,521

Balance — March 31, 2008	$—

9.	EMPLOYEE FUTURE BENEFITS
The Company maintains defined contribution and benefit pension plans for its employees. The total benefit cost of these employee future benefit plans is as follows:

	Three months ended March 31,
	2008	2007
Defined contribution pension plans	$808	$704
Defined benefit plans	3,019	2,657

Total benefit cost	$3,827	$3,361

10.	SEGMENTED INFORMATION
Management has determined that there are no reportable segments requiring disclosure. This conclusion was reached on the basis that the Company’s newspaper divisions exhibit similar economic characteristics, with similar products, production processes, and classes of customers.
11.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and the Company’s activities.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month period ended March 31, 2008
(In thousands of Canadian dollars except for share information)
(Unaudited)
From its use of financial instruments, the Company is exposed to credit risk, liquidity risk, market risks relating to foreign exchange fluctuations, and to interest rate fluctuations, and capital risk. In order to manage its foreign exchange and interest rate risks, the Company uses derivative financial instruments (i) to achieve a targeted balance of fixed and variable rate debts and (ii) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) and on certain capital or inventory expenditures denominated in foreign currencies. None of these instruments are held or issued for speculative purposes. The Company designates certain of its derivative financial instruments either as fair value hedges or cash flow hedges.
(a)	Description of Derivative Financial Instruments
(i)	Foreign exchange forward contracts:

		Average Exchange
Currencies (sold/bought)	Maturing	Rate	Notional Amount
Cdn$ / US$	February 15, 2013	1.5227	$312,154
(ii)	Cross-currency interest rate swaps:

					CDN Dollar
					Exchange Rate of
					Interest and
			Annual	Annual	Principal
	Period	Notional	Effective	Nominal	Payments per
	Covered	Amount	Interest Rate	Interest Rate	One U.S. Dollar
Senior Notes	2008 to 2013	US$155,000	Bankers’ acceptances 3 months +3.696%	7.625%	1.5227
Senior Notes	2003 to 2013	US$50,000	Bankers’ acceptances 3 months +3.696%	7.625%	1.5227
Also, the cross-currency interest rate swaps entered into by the Company include an option that allows each party to unwind the transactions on a specific date at the then-market value.
(iii)	Effective April 30, 2008, subsequent to period end, the Company entered into a variable-for-fixed interest rate swap on its term loan “C” thereby receiving floating three months banker’s acceptance and paying fixed 3.75% until October 31, 2012. This interest rate swap was designated as a cash flow hedge.
(b)	Fair Value of Financial Instruments
The carrying amount of accounts receivable from external or related parties (classified as loans and receivables), accounts payable and accrued charges to external or related parties (classified as other financial liabilities) approximates their fair value since these items will be realized or paid within one year or are due on demand.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month period ended March 31, 2008
(In thousands of Canadian dollars except for share information)
(Unaudited)
Carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2008 and December 31, 2007 are as follows:

	2008		2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
Sun Media Corporation
Long- term debt (a) (note 6)	$280,307	$269,792	$238,001	$234,063
Cross-currency interest rate swaps and foreign exchange forward contract	$112,858	$112,858	$133,090	$133,090

(a)	The carrying value of long-term debt excludes adjustments to record changes in fair value of long term debt related to hedged interest risk, embedded derivatives and financing fees.
The fair value of long-term debt is estimated based on discounted cash flows using period-end market yields or market value of similar instruments with the same maturity, or quoted market prices when available. The interest rates used to discount estimated cash flows are based on swap yield curves at the reporting date. The fair value of the derivative financial instruments is estimated using period-end market rates.
(c)	Credit Risk Management
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial asset fails to meet its contractual obligations.
In the normal course of business, the Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of March 31, 2008, no customer balance represented a significant portion of the Company’s consolidated trade receivables. The Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $8,084 as of March 31, 2008 (December 31, 2007 — $7,611).
The Company believes that its product lines and the geographic diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product line demand. The Company does not believe that it is exposed to an unusual level of customer credit risk.
When the Company enters into derivative contracts, the counterparties (either foreign or Canadian) must have at least credit ratings in accordance with the Company’s credit risk management policy and are subject to concentration limits. Given the high minimum credit ratings required under the Company’s policy, the Company does not foresee any failure by counterparties to meet their obligations.
(d)	Liquidity Risk Management
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due or at excessive cost. Management of the Company believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions and dividends (or distributions) in the future.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month period ended March 31, 2008
(In thousands of Canadian dollars except for share information)
(Unaudited)
As of March 31, 2008, material contractual obligations related to financial instruments included principal repayment and interest on long-term debt and derivative instruments, where their maturities are as follows:

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
Convertible obligations (note 5)	$569,750	$—	$—	$—	$569,750
Interest on convertible obligations	797,211	59,824	119,648	119,648	498,091
Long-term debt (note 6)	280,307	400	800	279,107	—
Interest on long-term debt (a)	105,639	26,610	53,158	25,871	—
Subordinated loan (note 5)	237,500	—	—	—	237,500
Interest on subordinated loan	92,823	16,625	33,250	33,250	9,698
Derivative instruments (b)	102,746	—	—	102,746	—

Total contractual obligations	$2,185,976	$103,459	$206,856	$560,622	$1,315,039

(a)	Estimate of interest to be paid on long-term debt based on the hedged and unhedged interest rates and hedged foreign exchange rate at March 31, 2008.

(b)	Estimated future disbursements on derivative financial instruments related to foreign exchange hedging.
(e)	Market Risk
Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates, and equity prices will affect the Company’s income or the value of its financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.
Foreign Currency Risk:
The Company is exposed to foreign currency risk on principal and interest repayments on U.S. dollar-denominated debt. Most of the Company’s revenues and expenses are denominated in Canadian dollars. The Company hedges the foreign currency risk exposure on 100% of U.S. dollar-denominated debt obligations outstanding as of March 31, 2008. Accordingly, the Company’s sensitivity to the variation of foreign currency rates is economically limited.
An increase or a decrease of 1% in the exchange rate of a Canadian dollar into a U.S. dollar would have no material impact on earnings or capital expenditures not hedged by derivative instruments on a period ended basis.
Interest Rate Risk:
The Company is exposed to interest rate risk on a portion of its long-term debt and has entered into various cross-currency interest rate swap agreements in order to manage fair value risk exposure to changes in interest rates.
An increase (decrease) of 25 basis points in Canadian bankers’ acceptance rate at the reporting date would have increased (decreased) interest expense by $241 using debt levels prevailing as of March 31, 2008.
(f)	Capital Management
The Company’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various businesses, including growth opportunities.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month period ended March 31, 2008
(In thousands of Canadian dollars except for share information)
(Unaudited)
In managing its capital structure, the Company takes into account the asset characteristics of its underlying group of companies and planned requirements for funds. Management of the capital structure involves the issuance of new debt, the repayment of existing debt using cash generated by operations and the level of distributions to shareholders. Since the last financial year, the Company has not changed significantly its strategy regarding capital structure management.
The capital structure of the Company is composed of shareholder equity, bank indebtedness, long-term debt, liabilities related to derivative financial instruments, related party subordinated debt, convertible obligations and investments in preferred shares, non-controlling interests less cash and cash equivalents and temporary investments.
The Company is not subject to any externally imposed capital requirements.
12.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES
The unaudited interim consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States (“U.S. GAAP”), as described below. The following tables set forth the impact of material differences between Canadian GAAP and U.S. GAAP on the Company’s unaudited interim consolidated financial statements.

(a) Consolidated statements of income	Three months ended March 31,
	2008	2007
Net income as reported in the consolidated statements of income as per Canadian GAAP	$20,986	$17,432
Adjustments:
Pension and post-retirement benefits (i)	141	150
Derivative financial instruments (iii)	671	(545)
Non-monetary transactions (iv)	(15)	(15)
Stock-based compensation (v)	(600)	—
Capital taxes (vii)	(751)	—
Income taxes (vii)	201	(401)

Net income as adjusted as per U.S. GAAP	$20,633	$16,621

(b) Consolidated statements of comprehensive income	Three months ended March 31,
	2008	2007
Comprehensive income as per Canadian GAAP	$22,507	$17,654
Adjustments to net income as per (a) above	(353)	(811)
Adjustments to other comprehensive income:
Pension and post-retirement benefits (i)	701	1,094
Income taxes on comprehensive income (vii)	(187)	(373)

Comprehensive income as per U.S. GAAP	$22,668	$17,564

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month period ended March 31, 2008
(In thousands of Canadian dollars except for share information)
(Unaudited)

Accumulated other comprehensive loss
	March 31,	December 31,
	2008	2007
Accumulated other comprehensive loss as per Canadian GAAP	$—	$(1,521)
Adjustments:
Pension and post-retirement benefits (i)	(35,657)	(36,358)
Income taxes on comprehensive income (vii)	11,342	11,529

Accumulated other comprehensive loss as per U.S. GAAP at end of period	$(24,315)	$(26,350)

(c) Consolidated shareholder's equity
	March 31,	December 31,
	2008	2007
Shareholder’s equity per Canadian GAAP	$312,488	$347,981
Cumulative adjustments:
Pension and post-retirement benefits (i)	(32,758)	(33,600)
Restructuring charges (ii)	(6,981)	(6,981)
Derivative financial instruments (iii)	753	82
Non-monetary transactions (iv)	1,689	1,704
Stock-based compensation (v)	(2,200)	(1,600)
Related party transactions (vi)	661	661
Capital taxes (vii)	(751)	—
Income taxes on U.S. adjustments (vii)	12,098	12,084

Shareholder’s equity per U.S. GAAP	$284,999	$320,331

(d) Consolidated balance sheet data
	March 31, 2008		December 31, 2007
	CDN GAAP	U.S. GAAP	CDN GAAP	U.S. GAAP
Current assets	$183,648	$182,900	$183,641	$183,641
Goodwill	769,159	765,736	769,159	765,736
Future income tax asset	36,433	38,733	36,224	38,137
Other assets	16,471	8,908	17,291	8,698
Current liabilities	175,058	176,597	171,265	172,201
Long-term debt	271,109	270,356	224,745	224,663
Future income tax liability	21,609	11,830	19,724	9,959
Convertible obligations	569,750	569,750	569,750	569,750
Other liabilities	25,054	52,102	24,985	51,443
Total shareholder’s equity	312,488	284,999	347,981	320,331
(e)	Consolidated statement of cash flows
The adjustments to comply with U.S. GAAP, with respect to the consolidated statements of cash flows for the three-month period ended March 31, 2008 and 2007 would have no effect on cash equivalents provided by operations, cash used in financing activities and cash used in investing activities.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month period ended March 31, 2008
(In thousands of Canadian dollars except for share information)
(Unaudited)
(i)	Pension and post-retirement benefits
Under GAAP in the United States, Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans (SFAS 158) requires the recognition in the balance sheet of the over or under funded positions of defined benefit pension and other postretirement plans, along with a corresponding non-cash adjustment, which will be recorded in the accumulated other comprehensive loss.
Under GAAP in Canada, a company is not required to recognize the over or under funded positions. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. GAAP in the United States does not provide for a valuation allowance against pension assets.
(ii)	Restructuring charges
In respect of the 1999 acquisition of Sun Media, certain of the restructuring charges related to the acquired newspapers are recorded in the purchase equation as goodwill under Canadian GAAP, but are excluded from the purchase equation and expensed under U.S. GAAP.
(iii)	Derivative financial instruments
Since January 1, 2007, standards for hedge accounting under Canadian GAAP are now similar to those under U.S. GAAP, as established by Statement of Financial Accounting Standards No 133, “Accounting for Derivative Instruments and Hedging Activities”.
However, under Canadian GAAP, certain embedded derivatives, such as early settlement options included in one of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and therefore must be recorded at their fair value with changes in the consolidated statement of income. Under U.S. GAAP, these embedded derivatives are considered closely related to their host contract and do not have to be recorded at their fair value. Accordingly, measurement of hedging relationships ineffectiveness recorded in the consolidated statement of income under U.S. GAAP could differ from the measurement under Canadian GAAP.
Further differences result from the different transition rules and timing of the adoption of the current standards in Canada and in the United States for derivative financial instruments and hedge accounting.
(iv)	Non-monetary transactions
In April 2005, Sun Media exchanged a community publication for another community publication. Under U.S GAAP, this exchange of businesses is recorded in accordance with FASB Statement No. 141, Business Combinations and the cost of the purchase should be determined as the fair value of the consideration given or the fair value of the net assets or equity interest received, whichever is more reliably measurable. Under Canadian GAAP, since this exchange of businesses is a non-monetary transaction, it is accounted for in accordance with CICA Handbook 3831, Non-monetary Transactions, and recorded at the carrying value of the asset or service given up in the exchange adjusted by any monetary consideration received or given.
Accordingly, under US GAAP, this transaction resulted in a gain on disposal of a publication and also resulted in an increase of the purchase price of the publication acquired.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month period ended March 31, 2008
(In thousands of Canadian dollars except for share information)
(Unaudited)
(v)	Stock-based compensation
In accordance with SFAS 123(R), the liability related to stock-based awards that call for settlement in cash or other asset, must be measured at its fair value based on the fair value of stock options awards, and shall be remeasured at the end of each reporting period through settlement. Under Canadian GAAP, the liability is measured and remeasured based on the intrinsic value of the stocks options awards instead of the fair value.
(vi)	Related party transactions
The Company or its subsidiaries have entered into tax consolidation transactions with the Company’s parent company by which tax losses were transferred between the parties. Under GAAP in Canada, these transactions were recorded in accordance with CICA Handbook 3840, Related Party Transactions. It resulted in the recognition of a deferred credit of $8,400 in 2006 of which $7,739 was recognized in income in 2007. Under U.S. GAAP, since these transactions related to asset transfers between a subsidiary and its parent company, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid were recognized in contributed surplus.
(vii)	Income taxes
Under U.S. GAAP, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN48), an interpretation of FASB Statement No. 109. FIN48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN48 did not have an impact on Sun Media’s consolidated statements of income.
Under Canadian GAAP, there is no such interpretation and therefore, the reserve related to income tax contingencies is not based on the same level of likelihood as the new rules of FIN48.
Furthermore, under Canadian GAAP, income and capital taxes are measured using substantially enacted tax rates, while under U.S. GAAP, measurement is based on enacted tax rates.
Other adjustments represent the tax impact of U.S. GAAP adjustments.
13.	SUBSEQUENT EVENT
(a)          On April 10, 2008, the Company entered into an additional $24,000 subordinated loan agreement with Quebecor Media which bears interest at an annual rate of 7.00% and matures on April 10, 2014. The proceeds of the subordinated loan were used to pay down a portion of the balance drawn on the Company’s revolving credit facilities. Aside from the maturity date, the subordinated loan has the same principal terms and conditions as the Subordinated Loan 2013 (note 5(d)).
(b)          Effective April 30, 2008, the Company entered into a variable-for-fixed interest rate swap on its term loan “C” thereby receiving floating three months banker’s acceptance and paying fixed 3.75% until October 31, 2012.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION

Date: May 30, 2008	By:	/s/ John Leader
	Name:	John Leader
	Title:	Executive Vice President, Finance and Chief Financial Officer